April 9, 2021

Via Edgar

Ms. Irene Barberena-Meissner

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	TradeUP Acquisition Corp.
Amendment No. 1 to Draft Registration Statement on Form S-1
Filed on March 29, 2021
File No. 333-253322

Dear Ms. Barberena-Meissner:

This letter is in response to the letter dated April 9, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to TradeUP Acquisition Corp. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form S-1 (the “Registration Statement”) is being filed to accompany this letter.

Amendment No. 1 to Registration Statement on Form S-1

Exhibits

1. We note the disclosure on pages 62 and 124 of your prospectus that the exclusive forum provision in your amended and restated certificate of incorporation will select the Court of Chancery in the State of Delaware as the exclusive forum for certain claims, except certain actions, including actions arising under the Securities Act, as to which the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction. However, the exclusive forum provision in Section 13.1 of your form of amended and restated certificate of incorporation filed as Exhibit 3.2 states that unless the Corporation consents in writing to the selection of an alternative forum, U.S. federal district courts shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please revise your prospectus disclosure or your form of amended and restated certificate of incorporation to address this discrepancy.

Response: In response to the Staff’s comment, we revised the form of amended and restated certificate of incorporation (the “Certificate”) and filed the Certificate as Exhibit 3.2.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2232.

Very truly yours,

By:	/s/ Jianwei Li
Jianwei Li Chairman and Co-Chief Executive Officer

Arila Zhou, Esq.

Hunter Taubman Fischer & Li LLC